

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

<u>Via E-mail</u>
Mr. Sanford Lang
Chief Executive Officer
Insynergy Products, Inc.
4705 Laurel Canyon Blvd. Suite 205
Studio City, CA 91607

      Re: **Insynergy Products, Inc.**
              Form 10-K for the year ended December 31, 2012
              Filed March 20, 2013
              File No. 0-54892

Dear Mr. Lang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert S. Littlepage for

                    Larry Spirgel
                    Assistant Director

Cc: Martin Goldrod, Chief Financial Officer